Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, April 2th, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Ref: Important Issues

Dear Sirs:

We hereby inform to you that the board of directors in meeting held yesterday, and according to faculties granted by the Annual Shareholders Meeting held on March 24st, 2004, approved that on May 5th, it will pay cash dividends of S/. 9'134,393.00 equal 50% of the free disposition profits.

Total shares:	205'000,000
Dividend per share:	S/. 0.04455801
Period:	2003
Registry date:	April 23th, 2004
Delivery date:	May 5th, 2004

Faithfully yours,

Ferreyros SAA

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

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